EXHIBIT 4.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
GREAT EAST ENERGY, INC.

November 22, 2013

GREAT EAST ENERGY, INC. (the "Company"), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY that, pursuant to the authority conferred on the Board of Directors of this Company by the Certificate of Incorporation, as amended, of this Company in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of this Company adopted the following resolutions establishing a new series of preferred stock of this Company.

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company, the provisions of its Certificate of Incorporation, as amended, and in accordance with the General Corporation Law of the State of Delaware, the Board of Directors hereby establishes a series of the authorized preferred stock of the Company with par value of $.001 per share, which series shall be designated as “Series A Preferred Stock” and which will consist of One (1) share and will have powers, preferences, rights, qualifications, limitations and restrictions thereof, as follows:

1. Dividends.

The holders of the Series A Preferred Stock (the “Holder”) shall not be entitled to dividends, except that in the event that a dividend is declared on the Company’s common stock, par value $.001 per share (“Common Stock”), the holders of the Series A Preferred Stock shall receive the dividends that would be payable if all then outstanding shares were converted into Common Stock immediately prior to the declaration of the dividend.

2. Voting Rights. With respect to all matters upon which the Company’s stockholders shall vote, the holders of Series A shall vote together as a single class with the holders of Common Stock, and the holders of any other class or series of shares entitled to vote with the Common Stock, with one share being entitled to thirty percent (30%) of the total votes on all such matters.

3. Conversion. Each share of Series A Preferred Stock shall be automatically convertible into One (1) share of Common Stock of the Company upon the earlier to occur of (i) Twelve (12) months from July 25, 2013 or (ii) the Company closing financings with gross proceeds of at least $4,000,000 on a cumulative basis from July 25, 2013. Shares of Series A Preferred Stock converted into Common Stock in accordance with the terms hereof shall be canceled and may not be reissued.

4. No Liquidation Preference. The Series A shall not have any right to participate in distributions or payments in the event of any liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

5. Status of Converted Stock. Upon the conversion or extinguishment of the Series A Preferred, the shares converted or extinguished will be automatically returned to the status of authorized and unissued shares of preferred stock, available for future designation and issuance pursuant to the terms of the Articles of Incorporation.

6. Limitations Upon Disposition. The Series A shares issuable pursuant to this Certificate of Designations may not be transferred, sold, offered for sale, pledged or otherwise hypothecated without the unanimous vote of the Board.

7. Additional Rights. So long as any Series A shares remain outstanding, the Company shall not, without first obtaining the approval by vote or written consent of all holders of Series A, (i) alter or change the powers, preferences, privileges, or rights of the Series A shares, (ii) amend the provisions of this paragraph, (iii) create any new series or class of shares having preferences prior to, or in parity with or superior to the Series A shares as to voting rights or (iv) authorize any additional shares of Series A.

8. Replacement. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series A Preferred Stock, and in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of such certificate, the Company at its expense will execute and deliver in lieu of such certificate, a new certificate of like kind, representing the number of shares of Series A Preferred Stock which shall have been represented by such lost, stolen, destroyed, or mutilated certificate.

9. Notices. Whenever notice is required to be given pursuant to this Certificate of Designations, unless otherwise provided herein, such notice shall be given at the address then set forth in the Company’s records.

RESOLVED, FURTHER, that the officers of this Company be, and each of them hereby is, authorized and empowered on behalf of the Company to execute, verify and file this Certificate in accordance with Delaware law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer this 22nd day of November, 2013.

GREAT EAST ENERGY, INC.

By:	/s/ Michael Doron
Name:	Michael Doron
Title:	Chief Executive Officer